Exhibit 99.8

CONSENT OF QUALIFIED PERSON

I, Rolf Schmitt, P.Geo., consent to the public filing of the technical report titled “Eskay Creek Project, British Columbia, NI 43-101 Technical Report on Updated Feasibility Study and that has an effective date of 14 November, 2023 (the “Technical Report”) by Skeena Resources Limited (“Skeena”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release dated 14 November, 2023, entitled “Skeena Completes Positive Definitive Feasibility Study For Eskay Creek: After-Tax NPV (5%) of C$2.0 Billion, 43% IRR And 1.2 Year Payback” (the “news release”).

I certify that I have read the news release, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated:	22 December, 2023

“Signed and sealed”

Rolf Schmitt, P.Geo.

ERM Consultants Canada Limited

#1000 – 1100 Melville Street, Vancouver, British Columbia, Canada V6E 4A6